                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*


                              HYDRON TECHNOLOGIES, INC.
                      -------------------------------------------
                                   (Name of Issuer)


                        Common Stock, par value $.01 per share
                      -------------------------------------------
                            (Title of Class of Securities)

                                    449020-10-6000
                      -------------------------------------------
                                    (CUSIP Number)

    Richard Banakus                       Jeffrey R. Mann, Esq.
    82 Verissimo Drive                    Rubin Baum Levin Constant & Friedman
    Novato, California 94947              30 Rockefeller Plaza, 29th Floor
    (415) 897-9167                        New York, New York  10112
                                          (212) 698-7700
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                                    July 28, 1997
                      -------------------------------------------
               (Date of Event which Requires Filing of this Statement)


In the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Exhibit Index is on page 22

                                     SCHEDULE 13D
--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page  2 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Richard Banakus (Social Security No. ###-##-####)

------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------

4   SOURCE OF FUNDS*

    PF

------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          1,520,000
SHARES             -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY           -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     1,520,000
REPORTING          -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,520,000

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         6.1%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                    SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page  3 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Hugues Lamotte (Social security no. N/A)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    France

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          420,000
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     420,000
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    420,000 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         1.7%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page  4 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Donald Bakalor (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          364,850
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     364,850
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    364,850 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         1.5%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page  5 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Oddvin Lokken (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          68,595
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     68,595
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    68,595 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.3%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page  6 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Etienne des Roys (Social security no. N/A)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          58,000
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     58,000
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,000 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.2%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page  7 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Jean-Francois Vert (Social Security No. N/A)

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          85,000
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     85,000
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    85,000 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.3%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page 8 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Ira Alpert (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          95,000
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     95,000
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    95,000 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.4%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN
-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page 9 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Per K. Reichborn (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Norway

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          404,930
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     404,930
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    404,930 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         1.6%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page 10 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    David Baker (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          100,000
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     100,000
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    100,000 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.4%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page 11 of 30 Pages
--------------------------                               ---------------------
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Bernard D. Gold (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          146,466
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     146,466
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    146,466 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.6%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page 12 of 30 Pages
--------------------------                               ---------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Charles Johnston (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          400,000
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     400,000
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000 shares

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         1.6%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN

-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

--------------------------                               ---------------------
 CUSIP NO. 449020-10-6000                                 Page 13 of 30 Pages
--------------------------                               ---------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Karen A. Gray (Social Security No. ###-##-####)

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /X/

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

-------------------------------------------------------------------------------
NUMBER OF             7   SOLE VOTING POWER          85,000(1)
SHARES              -----------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER        0
OWNED BY            -----------------------------------------------------------
EACH                  9   SOLE DISPOSITIVE POWER     85,000(1)
REPORTING           -----------------------------------------------------------
PERSON               10   SHARED DISPOSITIVE POWER   0
WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    85,000 shares (1)

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.3%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                          IN
-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


(1) Includes 10,000 shares of Common Stock issuable upon the exercise of an option currently exercisable with an exercise price per share equal to $1.375, 50,000 shares of Common Stock issuable upon the exercise of an option currently exercisable with an exercise price per share equal to $2.50 and 10,000 shares of Common Stock issuable upon the exercise of an option currently exercisable with an exercise price per share equal to $2.285.

              This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of May 27, 1997 (the "May 27 Schedule 13D") filed by (a) Richard Banakus ("BANAKUS"); (b) Hugues M. Lamotte ("LAMOTTE"); (c) Donald Bakalor ("BAKALOR"); (d) Oddvin Lokken ("LOKKEN"); (e) Etienne des Roys ("DES ROYS");
(f) Jean-Francois Vert ("VERT"); (g) Ira Alpert ("ALPERT"); (h) Per K. Reichborn ("REICHBORN"); (i) David Baker ("BAKER") and (j) Bernard D. Gold ("GOLD"), each relating to the Common Stock, $.01 par value per share (the "Common Stock") of Hydron Technologies, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the May 27 Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the May 27 Schedule 13D is hereby amended to include the following information regarding the additional reporting persons:

         This report is additionally being filed by: (k) Charles Johnston ("JOHNSTON") and (l) Karen A. Gray ("GRAY" and, collectively with Banakus, Lamotte, Bakalor, Lokken, des Roys, Vert, Alpert, Reichborn and Baker and Gold, the "REPORTING PERSONS").

         The business address and present principal occupations of each additional Reporting Person is as follows:

NAME               BUSINESS ADDRESS         PRINCIPAL OCCUPATION

Johnston           706 Ocean Drive          Banker/Investor
                   Juno Beach, FL 33408

Gray               1107 Key Plaza, #244     Marketing/Communications
                   Key West, FL  33040

         For the citizenship of the additional Reporting Persons, see the information contained in item (6) of the applicable cover page of this Amendment No. 1 to Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Item 3 of the May 27 Schedule 13D is amended to include the following information regarding the additional Reporting Persons:

         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned directly by each additional Reporting Person is as follows:

NAME                    NET INVESTMENT COST

Johnston           Approximately $950,000
Gray                           *

The shares of Common Stock purchased by Johnston were all purchased with private funds.

* Gray received options to purchase 90,000 shares in consideration for services rendered as an employee and as a consultant to the Issuer. On June 20, 1997, Gray exercised an option to purchase 20,000 shares of Common Stock at an exercise price per share of $1.4375. Subsequently, Gray sold 5,000 of such shares at a price per share of $1 9/16.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of the May 27 Schedule 13D is amended to include the following information regarding the additional Reporting Persons:

         The Reporting Persons are filing this Amendment No. 1 to
Schedule 13D because, as a result of certain matters reported under this Item 4 and Item 6 below, they may be deemed to constitute a "group" under Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended ("RULE 13d-5").

         The shares of Common Stock acquired by each of the Reporting Persons were all acquired in open market brokerage transactions, privately negotiated transactions or through the issuance or exercise of options, in the ordinary course of business and were all made solely for investment purposes. Although the shares of Common Stock purchased by the Reporting Persons were acquired solely for investment purposes, some or all of the Reporting Persons have been engaged in ongoing discussions with management of the Issuer in order to consider various possible actions with respect to the Issuer that might maximize value for the Issuer's shareholders. Such discussions concerned, among other things, the possibility of the replacement of certain senior executive officers and directors of the Issuer and restrictions on the payment of executive compensation and the payment of dividends. In connection therewith, the Reporting Persons considered soliciting proxies from other shareholders of the Issuer to be used at the Issuer's 1997 Annual Meeting of Shareholders originally scheduled to be held on or about August 20, 1997 (the "1997 Annual Meeting").

    By letter dated July 14, 1997, certain of the Reporting Persons requested a shareholder list of the Issuer and other related documents for the purpose of such solicitation. On July 22, 1997, counsel for the Reporting Persons met with regular counsel for the Issuer and special counsel retained by the Issuer at which time a proposal was made on behalf of the Issuer to adjourn the 1997 Annual Meeting, subject to the agreement of the Reporting Persons to the withdrawal of the demand for the shareholder list and related documents.
 Pursuant to an agreement, dated July 28, 1997 (the "Agreement"), a copy of which is attached hereto as an exhibit, the Reporting Persons agreed to withdraw the demand that the shareholder list and certain other records of the Issuer be made available to them and further agreed that prior to August 15, 1997, the Reporting Persons would not make any demand on the Issuer for any list of shareholders or related materials, or for any other documents previously sought by any of the Reporting Persons. In addition, pursuant to the Agreement, the Issuer will not hold the 1997 Annual Meeting, or any other meeting of shareholders at which directors may be elected, prior to October 1, 1997. The Issuer agreed to notify the Reporting Persons on or before August 20, 1997 of the date on which the 1997 Annual Meeting will be held, which date shall not be prior to October 1, 1997 nor later than December 19, 1997. The Issuer further agreed to furnish such documents as it may be required to provide to the Reporting Persons should the Reporting Persons make a proper request for such documents on or after August 15, 1997. During the period prior to the adjourned date of the 1997 Annual Meeting, the Reporting Persons intend to continue discussions with the Issuer's management in an effort to reach agreement on certain actions to increase shareholder value.

         Each Reporting Person reserves the right to make purchases of shares of Common Stock from time to time in the open market or otherwise and to dispose of any or all of the shares of Common Stock held by such Reporting Person at any time. Each Reporting Person's determination with respect to the foregoing possibilities will depend upon the performance of the Issuer's management and other factors, including, but not limited to, some or all of the following: market activity in shares of Common Stock, the Reporting Person's evaluation of the Issuer and its prospects, the Reporting Person's analysis of the industry in which the Issuer operates and general market and economic conditions.

         None of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D except to the extent described in this Item 4 and Item 6 below, to which reference is hereby made. Each Reporting Person may, at any time and from time to time, review or reconsider his or her position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the May 27 Schedule 13D is amended to include the following information regarding the additional Reporting Persons:

         (a) and (b) The aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each additional person named in Item 2 above are as follows:

               4)  LOKKEN: See the information contained in items
(11) and (13) of the applicable cover page of this Amendment No. 1 to Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Lokken. The number of shares of Common Stock beneficially held by Lokken was incorrectly reflected in the May 27 Schedule 13D. Lokken is the beneficial owner of 68,595 shares of Common Stock of the Issuer. Lokken directly owns such shares of Common Stock.

              11)  JOHNSTON:  See the information contained in items
(11) and (13) of the applicable cover page of this Amendment No. 1 to
Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Johnston. Johnston is the beneficial owner of 400,000 shares of Common Stock of the Issuer.
Such 400,000 shares of Common Stock of the Issuer do not include 100,000 shares held by Johnston's adult children, of which shares Johnston disclaims beneficial ownership.

              12) GRAY: See the information contained in items (11) and (13) of the applicable cover page of this Amendment No. 1 to
Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Gray. Gray is the beneficial owner of 85,000 shares of Common Stock of the Issuer. Such 85,000 shares of Common Stock of the Issuer include shares issuable upon the exercise of (i) an option to purchase 10,000 shares of Common Stock at an exercise price per share of $1.375, which option expires on August 25, 1997, (ii) an option to purchase 50,000 shares of Common Stock at an exercise price per share of $2.50, which option expires on December 21, 1998, and

(iii) an option to purchase 10,000 shares of Common Stock at an exercise price per share of $2.285, which option expires on November 7, 2000.

         By virtue of the understanding among them described in Item
4 above and Item 6 below, the Reporting Persons may be deemed to constitute a "group" under Rule 13d-5. The Reporting Persons, in the aggregate, beneficially own, directly and indirectly, a total of 3,747,841 shares of Common Stock constituting 15.1% of the outstanding shares of Common Stock of the Issuer (based upon the Issuer's statement in its annual report on Form 10-K for the fiscal year ended December 31, 1996 that the number of outstanding shares of Common Stock, as of March 27, 1997, was 24,776,816 and assuming, for purposes of such calculation, the exercise of all currently exercisable options held by Banakus, Lamotte and Gray).

         Each Reporting Person disclaims beneficial ownership of shares of Common Stock that are, or may deemed to be, beneficially owned by or on behalf of any other person, to the extent beneficial ownership by such Reporting Person of such shares of Common Stock may result from such other person's being deemed to be a member of a group, for purposes of Rule 13d-5, with such Reporting Person.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except to the extent described in Item 4 above and in this
Item 6 (and the Joint Filing Statement attached as Exhibit 1 hereto), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies).

         The Reporting Persons have retained Regan & Associates, Inc. ("Regan") to assist in the solicitation of proxies and for related services. Pursuant to an agreement with Regan dated July 1, 1997, a copy of which is attached hereto as an exhibit, the Reporting Persons have agreed to pay Regan an estimated fee of up to $20,000, which is subject to reduction under certain circumstances, and have agreed to pay reasonable out-of-pocket expenses, which cannot exceed $15,000.
In addition, the Reporting Persons have agreed to indemnify Regan to the fullest extent permitted by applicable law against any loss or expense (including reasonable legal fees) arising from or in connection with the performance of Regan's duties under such agreement to the extent resulting from Regan's negligence or willful misconduct.

         In addition, Gold has submitted to the Issuer a proposal for shareholder approval at the Issuer's next annual meeting of shareholders, which seeks to impose restrictions on the grant of cash bonuses and stock options to employees or directors of the Issuer
(subject to pre-existing contractual obligations) and to require that excess cash of the Issuer be utilized to repurchase shares of Common Stock of the Issuer rather than for the payment of dividends or other distributions to shareholders. In addition, the proposal would require that any increase in salary or award of stock options be contingent upon an increase in earnings per share of the Issuer of at least 50% over that reported for fiscal year 1994. Each of the Reporting Persons intends to vote all of the shares of Common Stock held by him or her in favor of such proposal.

         The May 27 Schedule 13D Reporting Persons agreed to share the legal costs and expenses in connection with the preparation and filing of the May 27 Schedule 13D, pro rata on the basis of the shares of Common Stock owned directly by each Reporting Person. No final agreement has been reached as to the portion, if any, of such expenses to be borne by the additional Reporting Persons regarding the preparation and filing of this Amendment No. 1 to Schedule 13D or any subsequent actions taken by the Reporting Persons in furtherance of the objectives described in Item 4 above and this Item 6.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         (a) EXHIBIT 1: Joint statement on Schedule 13D as required by Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

         (b) EXHIBIT 2: Copy of agreement, dated July 28, 1997, between the Reporting Persons and the Issuer.

         (c) EXHIBIT 3: Copy of agreement, dated July 1, 1997, between the Reporting Persons and Regan.

                                  SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1997



                           /s/ Richard Banakus
                           -------------------------------
                           Richard Banakus


                           /s/ Hugues Lamotte
                           -------------------------------
                           Hugues Lamotte


                           /s/ Donald Bakalor
                           -------------------------------
                           Donald Bakalor


                           /s/ Oddvin Lokken
                           -------------------------------
                           Oddvin Lokken


                           /s/ Etienne des Roys
                           -------------------------------
                           Etienne des Roys


                           /s/ Jean-Francois Vert
                           -------------------------------
                           Jean-Francois Vert


                           /s/ Ira Alpert
                           -------------------------------
                           Ira Alpert


                           /s/ Per K. Reichborn
                           -------------------------------
                           Per K. Reichborn


                           /s/ David Baker
                           -------------------------------
                           David Baker

                           /s/ Bernard D. Gold
                           -------------------------------
                           Bernard D. Gold


                           /s/ Charles Johnston
                           -------------------------------
                           Charles Johnston


                           /s/ Karen A. Gray
                           -------------------------------
                           Karen A. Gray

                           JOINT FILING STATEMENT
                     PURSUANT TO RULE 13d-1(f)(1)(iii)

         The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on
Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  August 6, 1997




                           /s/ Richard Banakus
                           -------------------------------
                           Richard Banakus


                           /s/ Hugues Lamotte
                           -------------------------------
                           Hugues Lamotte


                           /s/ Donald Bakalor
                           -------------------------------
                           Donald Bakalor


                           /s/ Oddvin Lokken
                           -------------------------------
                           Oddvin Lokken


                           /s/ Etienne des Roys
                           -------------------------------
                           Etienne des Roys

                            /s/ Jean-Francois Vert
                            -------------------------------
                           Jean-Francois Vert


                           /s/ Ira Alpert
                           -------------------------------
                           Ira Alpert


                           /s/ Per K. Reichborn
                           -------------------------------
                           Per K. Reichborn


                           /s/ David Baker
                           -------------------------------
                           David Baker


                           /s/ Bernard D. Gold
                           -------------------------------
                           Bernard D. Gold


                           /s/ Charles Johnston
                           -------------------------------
                           Charles Johnston


                           /s/ Karen A. Gray
                           -------------------------------
                           Karen A. Gray